SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For February 2, 2005

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 10 Pages

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: Nice Systems Reports Record Fourth Quarter and Full Year 2004 Results.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Ran Oz

Name:  Ran Oz

Title: Corporate Vice President

And Chief Financial Officer

Dated: February 2, 2005

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Nice Systems Reports Record Fourth Quarter and Full Year 2004 Results

Highlights:

  Q4 record revenue up 13% year over year; 9% sequential increase
  Q4 gross margin improved to 56%
  Q4 GAAP EPS of $0.47
  FY 2004 revenue increased 13% to a record of $252.6 million
  FY 2004 GAAP EPS of $1.14
  Year-end 2004 cash and equivalents of $165.9 million

Ra`anana, Israel, February 02, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance, today announced results for the fourth quarter and full year ending December 31, 2004.

Fourth quarter GAAP revenue was $69.5 million at the upper end of the Company's guidance range.  Fourth quarter GAAP revenue represents a 13% increase from $61.7 million in the fourth quarter of 2003, and a 9% sequential increase from $63.5 million in the third quarter of 2004.  Revenues for the year reached a record high of $252.6 million, a 13% increase from $224.3 million in 2003.

Gross margin in the fourth quarter reached a record 56%, up from 54.7% in the third quarter of 2004 and 55.5% in the fourth quarter a year ago. Gross margin for the year reached 54.8% compared with 52.6% achieved for the year 2003.

Operating expenses from continuing operations, excluding restructuring and settlement costs, increased slightly to $30 million but declined as a percent of revenue to 43.1% compared with 46.7% in the third quarter of 2004 and 44.6% in the fourth quarter of 2003.  Operating margin increased to 12.9% from 8.1% in the third quarter of 2004 and 10.9% in the fourth quarter of 2003. For the year, operating margin increased to 7.9% from 5.2% in 2003.

2003 figures are reported both on a GAAP basis, which include a $7.1 million one-time restructuring and settlement costs, and on a non-GAAP basis excluding this charge, to make year-on-year comparisons more meaningful.

On a GAAP basis, fourth quarter net income from continuing operations was $9 million, or $0.47 per fully diluted share, compared with net income of $5.2 million, or $0.28 per share, on a fully diluted basis, in the third quarter of 2004. In the fourth quarter of 2003, GAAP net income from continuing operations was $1.6 million, or $0.09 per share. Excluding restructuring and settlement charges, non-GAAP net income from continuing operation in the fourth quarter of 2003 was $6.7 million, or $0.37 per fully diluted share.

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Net income from continuing operations for the year was $21.3 million or $1.14 per fully diluted share, compared with net income from continuing operations of $5.6 million or $0.33 per fully diluted share for 2003.  Excluding restructuring and settlement charges, non-GAAP net income from continuing operations for 2003 was $12.4 million or $0.74 per fully diluted share.

Total cash and equivalents at December 31, 2004 rose to $165.9 million compared with $146 million at September 30, 2004 and with $107.3 million at the end of 2003.  DSOs at year-end stood at 67 days compared with 68 days at the end of the third quarter and 74 days at the end of 2003.  The improvement during the year reflects aggressive working capital management.

Commenting on the quarterly results, Haim Shani, president and CEO of NICE said, "We had a strong finish to 2004, with revenue and net income reaching record levels. The 9% sequential increase in Q4 revenue represents growth in all parts of our business and across all regions. Our continued improvement in gross margin reflects improvement in both product and services margins."

"2004 was a pivotal year for NICE, with record results in all the performance parameters", said Mr. Shani, "We grew our revenue by 13% and reported a gross margin that was more than 220 basis points higher than 2003.  We achieved record profitability, and generated more than $44 million in operating cash flow for the year."

"In 2004 we strengthened our leadership position in our core recording and quality monitoring business, and continued to lead the VoIP market for contact centers and trading floors. We also made good progress in shifting from a product-focused company to a solution- focused company. Towards this end we successfully introduced our advanced content analytics applications for performance improvement and security enhancement.  Our enterprise interaction solution NICE Perform has already been adopted by 15 different customers, and has been instrumental both in winning competitive situations and in replacing existing competitive products."

"We leveraged our TCS acquisition to grow EMEA market share, and advanced cooperation with our strategic partners for the enterprise and public sectors, achieving significant wins with Avaya, IPC, Motorola and IBM. Overall we finished 2004 well positioned to continue to reward shareholders in the future."

"For 2005 we reiterate our previous guidance and expect to see 9 - 11% growth in revenues from the $252.6 million reported in 2004 to between $275 and $280 million and a 23 - 32% increase from 2004 EPS of $1.14 to between $1.4 and $1.5 per share for 2005.  We expect normal seasonality in Q1 2005 with revenue of between $63.5 and $66.5 million, a 9 - 14% increase from $58.3 million in Q1 2004, with EPS between $0.24 and $0.29, a 71 - 109% increase from $0.14 in Q1 2004.  This demonstrates the Company`s strong business model that leverages its operational platform, which translates into greater bottom line growth and higher profitability."

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Conference Call

NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel). The call will be broadcast live on the internet via NICE's website at www.nice.com.  A telephone replay will be available for up to 72 hours after the call. The replay information: US Toll-free: 1-866-276-1485; International: ++ 972-3-925-5930; Israel: 03-925-5930.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is the global provider of advanced solutions that enable organizations to extract the value hidden within multimedia interactions. NICE solutions sharpen the awareness of organizations to help them generate insight from interactions for improved decision-making, better performance and enhanced security. NICE has more than 15,000 customers in over 100 countries, including the world's top ten banks and over 65% of the Fortune 100. More information is available at www.nice.com.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media
Galit Sadan	NICE Systems galit.sadan@nice.com	972-9-775-3745
Investors
Rhona Blotman	NICE Systems rhona.blotman@nice.com	972-9-775-3030

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2003	2004	2003	2004
	Unaudited	Unaudited	Audited	Audited
Revenue
Product	$ 45,387	$ 51,395	$ 168,055	$ 182,616
Services	16,333	18,124	56,203	70,027
Total revenue	61,720	69,519	224,258	252,643

Cost of revenue
Product	16,152	17,704	64,231	64,432
Services	11,297	12,870	42,084	49,876
Total cost of revenue	27,449	30,574	106,315	114,308

Gross Profit	34,271	38,945	117,943	138,335

Operating Expenses:
Research and development, net	5,991	6,349	22,833	24,866
Selling and marketing	13,971	15,807	53,701	62,172
General and administrative	7,561	7,816	29,840	31,269
Restructuring and other special charges	5,381	-	7,082	-
Total operating expenses	32,904	29,972	113,456	118,307

Operating income	1,367	8,973	4,487	20,028

Financial income, net	349	790	2,034	3,556
Other income (expense), net	286	49	292	54

Income before taxes on income	2,002	9,812	6,813	23,638
Taxes on income	385	794	1,205	2,319

Net income from continuing operations	1,617	9,018	5,608	21,319

Net income from discontinued operation	298	-	1,483	3,236

Net income	$ 1,915	$ 9,018	$ 7,091	$ 24,555

Basic income per share from continuing operations	$ 0.10	$ 0.50	$ 0.35	$ 1.22
Basic income per share from discontinued operation	$ 0.02	-	$ 0.09	$ 0.18
Basic income per share	$ 0.12	$ 0.50	$ 0.44	$ 1.40

Diluted income per share from continuing operations	$ 0.09	$ 0.47	$ 0.33	$ 1.14
Diluted income per share from discontinued operation	$ 0.02	-	$ 0.09	$ 0.17
Diluted income per share	$ 0.11	$ 0.47	$ 0.42	$ 1.31

Weighted average number of shares
outstanding used to compute:

Basic income per share	16,479	17,892	16,038	17,497
Diluted income per share	17,956	19,141	16,781	18,703

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NICE SYSTEMS LTD. AND SUBSIDIARIES
FOR COMPARATIVE PURPOSES
NET INCOME AND INCOME PER SHARE EXCLUDING RESTRUCTURING COST,
AND OTHER SPECIAL CHARGES
U.S. dollars in thousands (except per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2003	2004	2003	2004
	Unaudited	Unaudited	Audited	Audited

GAAP net income	$ 1,915	$ 9,018	$ 7,091	$ 24,555

Adjustments:

GAAP net income from discontinued operation	(298)	-	(1,483)	(3,236)

Restructuring and other special charges	5,381	-	7,082	-

Other non-operating expense (income)	(300)	-	(300)	-

Non-GAAP net income from continuing operations	$ 6,698	$ 9,018	$ 12,390	$ 21,319

Non-GAAP basic income per share from continuing operations	$ 0.41	$ 0.50	$ 0.77	$ 1.22
Non-GAAP diluted income per share from continuing operations	$ 0.37	$ 0.47	$ 0.74	$ 1.14

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2003	2004
	Audited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 29,859	$ 40,279
Short-term bank deposits	189	175
Marketable securities	17,187	10,648
Trade receivables	45,973	46,407
Other receivables and prepaid expenses	7,366	7,937
Related party receivables	4,013	-
Inventories	12,634	12,615
Assets of discontinued operation	3,945	652

Total current assets	121,166	118,713

LONG-TERM INVESTMENTS:
Long-term marketable securities	60,034	114,805
Other long-term investments	8,084	9,410

Total long-term investments	68,118	124,215

PROPERTY AND EQUIPMENT, NET	18,627	16,981

OTHER ASSETS, NET	41,504	38,410

TOTAL ASSETS	$ 249,415	$ 298,319

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 15,744	$ 11,975
Accrued expenses and other liabilities	47,370	55,302
Liabilities of discontinued operation	1,878	8

Total current liabilities	64,992	67,285

LONG-TERM LIABILITIES	7,592	8,163

SHAREHOLDERS' EQUITY	176,831	222,871

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 249,415	$ 298,319

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Three months ended		Twelve months ended
	December 31,		December 31,
	2003	2004	2003	2004
	Unaudited	Unaudited	Audited	Audited
Cash flows from operating activities:
Net income	$ 1,915	$ 9,018	$ 7,091	$ 24,555
Less income for the period from discontinued operation	(298)	-	(1,483)	(3,236)
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,464	3,511	17,617	13,793
Accrued severance pay, net	(15)	7	124	37
Amortization of discount (premium) and accrued interest
on held-to-maturity marketable securities	445	193	1,459	1,205
Decrease (increase) in trade receivables	(4,028)	(275)	3,901	(585)
Decrease (increase) in other receivables and prepaid expenses	316	672	1,208	(549)
Decrease (increase) in inventories	2,284	(1,072)	1,515	(122)
Increase (decrease) in trade payables	895	(3,287)	(104)	(3,761)
Increase in accrued expenses and other liabilities	4,716	8,157	4,819	13,043
Increase in long-term liabilities related to legal settlement	667	-	667	-
Other	(33)	(116)	46	(112)

Net cash provided by operating activities from continuing operations	11,328	16,808	36,860	44,268
Net cash provided (used) by operating activities from discontinued operation	(814)	146	1,316	750

Net cash provided by operating activities	10,514	16,954	38,176	45,018

Cash flows from investing activities:
Purchase of property and equipment	(1,581)	(1,504)	(5,492)	(6,701)
Proceeds from sale of property and equipment	79	29	747	89
Investment in short-term bank deposits	(35)	(57)	(132)	(129)
Proceeds from short-term bank deposits	43	33	165	149
Proceeds from maturity of short-term held-to-maturity marketable securities	5,335	1,000	33,997	17,710
Investment in short-term held-to-maturity marketable securities	-	-	-	(3,000)
Proceeds of call of long-term held-to-maturity marketable securities	3,500	11,911	8,500	41,345
Investment in long-term held-to-maturity marketable securities	(15,951)	(24,435)	(72,077)	(105,492)
Capitalization of software development costs	(498)	(318)	(2,291)	(1,305)
Decrease in accrued acquisition costs	-	-	(3,008)	(75)
Payment in respect of terminated contract from TCS acquisition	(1,377)	(2,402)	(6,518)	(5,249)
Additional acquisition costs related to the TCS acquisition	(313)	-	(316)	-
Decrease in related party receivables from TCS acquisition	-	-	6,635	4,013

Net cash used by investing activities from continuing operations	(10,798)	(15,743)	(39,790)	(58,645)
Net cash provided (used) by investing activities from discontinued operation	-	-	(52)	4,136

Net cash used by investing activities	(10,798)	(15,743)	(39,842)	(54,509)

Cash flows from financing activities:
Proceeds from issuance of shares and exercise of share options, net	7,482	7,196	12,086	19,867
Short-term bank credit, net	-	-	(24)	-

Net cash provided by financing activities	7,482	7,196	12,062	19,867

Effect of exchange rate changes on cash	210	143	182	44

Increase in cash and cash equivalents	7,408	8,550	10,578	10,420
Cash and cash equivalents at beginning of period	22,451	31,729	19,281	29,859

Cash and cash equivalents at end of period	$ 29,859	$ 40,279	$ 29,859	$ 40,279

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